AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Balance Sheet
December 31, 2015

		2015
Assets		
Cash & cash equivalents	$	4,814,579
Due from related parties (Note 6)		528,088
Tax receivable		12,991
Prepaid expenses and other current assets		139,220
Total assets	$	5,494,878
Liabilities and Shareholder's Equity		
Liabilities		
Distribution fee payable	$	376,280
Due to related parties (Note 6)		1,474,105
Other liabilities		32,400
Total liabilities		1,882,785
Shareholder's Equity		
Common stock (50,000 shares authorized, 1,000 shares issued and outstanding; par value $.01 share in 2015)		10
Paid-in capital		1,129,990
Retained earnings		2,482,093
Total shareholder's equity		3,612,093
Total liabilities and shareholder's equity	$	5,494,878

The accompanying notes are an integral part of these financial statements.